-
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 9
TO
SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

BONDS.COM GROUP, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Warrants and Purchase Rights to Purchase Common Stock
(Title of Classes of Securities)

098003106
(CUSIP Number of Common Stock Underlying Warrants and Purchase Rights)

Michael O. Sanderson
Chief Executive Officer
529 5th Avenue, 8th Floor
New York, New York 10017
(212) 946-3998
 (Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Person)

Copy to:
Hill, Ward & Henderson, P.A.
101 E. Kennedy Boulevard, 37th Floor
Tampa, Florida 33602
(813) 221−3900
Attention: Mark A. Danzi

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$58,144,964.28	$4,145.74

*
This valuation assumes the exchange of warrants to purchase 111,817,240 shares of common stock, par value $0.0001 per share, of Bonds.com Group, Inc. (the “Company”).  Estimated for purposes of calculating the amount of the filing fee only, this amount is based on the average of the bid and ask price of the shares of common stock of $0.52 as of June, 28, 2010 as quoted on the OTC Bulletin Board under the symbol “BDCG”.

**	Previously paid. The amount of the filing fee was calculated in accordance with the Securities Exchange Act of 1934, as amended, and equals $71.30 for each $1,000,000 of the value of the transaction.

☐
Check the box if any part of the fee is offset as provided by Rule 0−11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third party tender offer subject to Rule 14d 1.
☒ issuer tender offer subject to Rule 13e 4.
☐ going private transaction subject to Rule 13e 3.
☐ amendment to Schedule 13D under Rule 13d 2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT

This Amendment No. 9 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed by Bonds.com Group, Inc., a Delaware corporation (the “Company”), with the U.S. Securities and Exchange Commission on June 30, 2010, as amended and supplemented by the Amendment No. 1 filed with the Securities and Exchange Commission on July 29, 2010, the Amendment No. 2 filed with the Securities and Exchange Commission on August 12, 2010, the Amendment No. 3 filed with the Securities and Exchange Commission on August 19, 2010, the Amendment No. 4 filed with the Securities and Exchange Commission on August 26, 2010, the Amendment No. 5 filed with the Securities and Exchange Commission on September 7, 2010, the Amendment No. 6 filed with the Securities and Exchange Commission on September 16, 2010, the Amendment No. 7 filed with the Securities and Exchange Commission on September 23, 2010, and the Amendment No. 8 filed with the Securities and Exchange Commission on September 29, 2010(as amended and supplemented, the “Schedule TO”).  The Schedule TO relates to the offers to exchange (collectively, the “Exchange Offer”) certain warrants and instruments titled “Purchase Rights” which entitle the holder to purchase shares of the Company’s common stock, par value $0.0001 per share (the “Common Stock”), for newly issued shares of our Common Stock, upon the terms and subject to the conditions set forth in the Company’s Offer to Exchange, dated June 30, 2010, as amended and supplemented (including as amended and supplemented by the Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, and this Amendment) (the “Exchange Offer Statement”), and in the related Exchange Offer materials which are filed as Exhibits (a)(1)(A) to (a)(1)(C) to the Schedule TO.  Capitalized terms used in this Amendment and not defined have the meanings given to them in the Schedule TO or the Exchange Offer Statement.

The Schedule TO and the Exchange Offer Statement are hereby amended and supplemented as follows:

Items 1.. through 11.

Items 1., through 11. of the Schedule TO and the information in the Exchange Offer Statement incorporated therein by reference are hereby amended and supplemented with the following information:

Update Regarding the Company’s Ongoing Liquidity Crisis and Financing Efforts.

As previously disclosed, the Company faces an ongoing liquidity crisis.  Historically, we have satisfied our funding needs primarily through equity and debt financings, and we need to raise additional funding immediately or we risk a cessation or interruption in our business.  Management anticipates that our current liquidity, along with cash generated from revenues, will be sufficient for sustaining our operating activities only for approximately one week from the date of this filing, unless we are able to raise additional capital prior to that time.  While we are actively negotiating for additional equity investments by existing and new investors, there is no assurance that we will be successful in raising additional capital.  If we are unable to raise sufficient capital immediately, we may be forced to seek reorganization or liquidation under U.S. bankruptcy laws.  For these reasons and others, there is substantial doubt about our ability to continue as a going concern.

The Company has negotiated a non-binding term sheet (the “Term Sheet”) with an existing stockholder(the “Existing Stockholder”) which contemplates an equity investment by such stockholder of approximately $1,250,000 and up to an additional $8,750,000 by other prospective investors (including the conversion of approximately $800,000 of outstanding indebtedness).  The Term Sheet contemplates a series of related investments on substantially the terms summarized below.  The financing transaction contemplated by the Term Sheet (the “Proposed Financing”) is subject to a number of material conditions, the completion of business, accounting and legal due diligence by the prospective investors, and internal business approvals by the prospective investors.  Additionally, the Term Sheet remains subject to review and comment by certain of the prospective investors, and they may require material changes to the valuation or other terms of the Proposed Financing.  Accordingly, there is no assurance the Company will be able to consummate all or any of the Proposed Financing or that the terms of the Prospective Financing will not change materially if and to the extent consummated.

The group of prospective investors is comprised of either existing shareholders, insiders or strategic partners and new, potential strategic partners.  Each of such prospective investors may have a rationale to invest in the Company other than anticipated gain on the appreciation of their investment – including protecting an existing investment or perceived benefits of a strategic relationship with the Company.  Additionally, as noted above, the Term Sheet remains subject to review and comment by certain prospective investors.  For these reasons and others stated above, you should not place undue emphasis on the valuation of the Company or its securities reflected by the Term Sheet.

We are seeking to consummate the closing of at least $2,050,000 of the Proposed Financing(including the investment by the Existing Stockholder and the conversion of $800,000 of outstanding indebtedness) on or prior to the date our current liquidity and cash generated from revenues cease being sufficient to sustain our operations.  Our ability to close such portion of the Proposed Financing prior to such date is uncertain and will be impacted by significant risks and uncertainties, including our lack of control over certain closing conditions and decision-making processes by prospective investors.  We anticipate that the timing of events may require us to consummate the initial portion of the Proposed Financing with no additional notice to you in order to avoid an interruption or cessation of our business and operations.

The approximately $800,000 of outstanding indebtedness contemplated to be converted as part of the Proposed Financing is currently outstanding pursuant to a 15% Promissory Note issued by the Company’s wholly-owned subsidiary Bonds.com Holdings, Inc. which is due and payable on October 31, 2010.  Holder of this indebtedness is a limited liability company created to raise and invest funds in the Company.  Edwin L. Knetzger, III, Co-Chairman and a member of our Board of Directors, has provided holder with fifty percent of the funds it advanced to Bonds.com Holdings, Inc. and is a significant equity owner in the holder.

Summary of the Term Sheet and Proposed Financing.

The Term Sheet contemplates that the Proposed Financing would be pursuant to the following principal terms:

●
Prospective investors, other than the Existing Stockholder, that invest prior to October 15, 2010 would purchase “Units” at a purchase price of $100,000 per Unit, with each Unit comprised of (1) 100 shares of a to-be-created Series B Convertible Preferred Stock  (the “Series B Preferred”), (2) a warrant to purchase 416,667 shares of Common Stock at an exercise price of $0.24, and (3) up to 416,667 shares of Common Stock which would be issued if and only to the proportionate extent the Company does not achieve a post-closing performance target (“Performance Shares”).

●
Prospective investors that invest after October 15, 2010 would purchase “Units” at a purchase price of $100,000 per Unit, with each Unit comprised of (1) 100 shares of Series B Preferred, (2) a warrant to purchase 208,333 shares of Common Stock at an exercise price of $0.24, and (3) up to 416,667 Performance Shares.

●
The Existing Stockholder would purchase 12.5 Units at a purchase price of $100,000 per Unit, with each Unit comprised of (1) 100 shares of a to-be-created Series B-1 Convertible Preferred Stock (the “Series B-1 Preferred”), (2) a warrant to purchase 4,167 shares of the Company’s existing Series A Participating Preferred Stock (“Series A Preferred”), and (3) up to 4,167 shares of Series A Preferred which would be issued if and only to the proportionate extent the Company does not achieve a post-closing performance target (the “Series A Performance Shares”).

●	The Series B Preferred would have the following principal terms:

○	initially convertible into Common Stock at a conversion price of $0.24 per share and a conversion ratio of 4,167 shares of Common Stock for each share of Series B Preferred;

○
mandatory conversion into Common Stock upon the Company’s shares of Common Stock attaining a closing trading price equal to 150% of the then applicable conversion price for 20 consecutive trading days on average daily trading volume of at least 250,000 shares;

○
dividends of 8% per annum, which shall accrue but only be payable as, if and when declared by the Company’s Board of Directors or as part of the liquidation or change of control preference summarized below;

○
a preferential payment upon a liquidation or change of control equal to the greater of (1) $1,200 per share plus all accrued but unpaid dividends, or (2) the amount that would have been received by the holder had they optionally converted their shares of Series B Preferred into Common Stock, which amount would be paid prior and in preference to any payments on the Common Stock;

○	the right to vote with holders of Common Stock on an as-converted basis; and

○
the right to approve (by a majority of the series together with the Series B-1 Preferred) certain corporate actions, including the incurrence of indebtedness for borrowed money unless the Company would have, after giving effect to such incurrence, an EBITDA-to-interest ratio of at least 2:1.

●
The Series B-1 Preferred would be on substantially the same terms as the Series B Preferred, except that the Series B-1 Preferred will not vote with the Common Stock and the mandatory conversion of the Series B-1 Preferred would be into shares of Series A Preferred at an initial conversion price of $24.00 and an initial conversion ratio of 41.67 shares of Series A Preferred for each share of Series B-1 Preferred.

●	The warrants for Common Stock and Series A Preferred would be exercisable or a period of up to 5 years and have the option to exercise on a cashless basis.

●
The applicable Performance Shares and Series A Performance Shares would be reserved at the closing of the Proposed Financing, and would only be issued if and to the extent the Company does not generate at least $7,500,000 of revenue during the twelve-month period starting on the date of the last closing under the Proposed Financing.  If the Company does not achieve this revenue target, then the Performance Shares and Series A Performance Shares would be issued on a proportionate basis equal to (1) the maximum number of performance shares multiplied by (2) a fraction, the numerator of which would be equal to $7,500,000 minus the actual revenue generated during such twelve-month period and the denominator of which would be $7,500,000.

●
The closing of the Proposed Financing is subject to numerous material conditions, including the restructuring of obligations outstanding under our convertible promissory notes, other indebtedness, severance obligations owed to John J. Barry IV, the consummation of the Exchange Offer at a minimum condition of 95%(rather than the amended 80% condition of the Exchange Offer) and the resolution of potential obligations to former executive officers.  The Existing Stockholder has the right to modify or waive any of these conditions.

In connection with the Proposed Financing and the conditions identified above, the Company is actively pursuing various material arrangements to restructure or resolve potential obligations.  Each of these arrangements remains subject to material conditions, and there is no assurance any of them arrangements will be consummated.  These arrangements include the following:

●
A restructuring of our outstanding convertible notes to provide that (1) the maturity thereof would be extended for a period of three years, but subject to a demand for repayment on 90-days written notice after fifteen months; (2) the conversion price thereof would be reduced to $0.24 per share and the full-ratchet provisions thereof would be eliminated; and (3) the holders thereof would have the right to receive performance shares substantially similar to those contemplated in the Proposed Financing.

●
The payment in full of a $250,000 promissory note owed to John J. Barry, the timing of such payment to be determined based on the success of the Proposed Financing, and the release by Mr. Barry of any claims he may have against the Company.

●
The payment in full of $975,000 pursuant to the Letter Agreement with John J. Barry, IV, the timing of such payments to be determined based on the success of the Proposed Financing, and the release by Mr. Barry of any claims he may have against the Company.

All of the securities being offered by us have not been and will not be registered under the Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.  The information provided in this current report is not an offer to sell nor is it a solicitation of an offer for the purchase of any of our securities.

Separation Agreements with Former Executive Officers

On September 29, 2010,  we entered into Separation Agreements, Releases and Covenants Not to Sue with Christopher Loughlin, our former Chief Operating Officer, and Joseph Nikolson, our former Executive Vice President.  These agreements, among other things, formalize the separation of these employees from the Company and set forth agreements with respect to severance amounts payable to them.  These agreements provide, among other things, for (1) aggregate severance payments to Mr. Loughlin of up to $750,000 – the timing of such payments to be determined based on the success of the Proposed Financing and the Company’s financial performance, (2) the issuance to Mr. Loughlin of an option to purchase 5,000,000 shares of our Common Stock at an exercise price equal to the lower of $0.375 or the exercise price of any options issued to our executive team, (3) aggregate severance payments to Mr. Nikolson of $500,000 – the timing of such payments to be determined based on the success of the Proposed Financing and the Company’s financial performance, and (4) mutual releases among the Company and Mr. Loughlin and the Company and Mr. Nikolson.  The entry into these agreements was one of the conditions to the Proposed Financing.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BONDS.COM GROUP, INC.

Date: September 30, 2010
By:    /S/ MICHAEL O. SANDERSON
Name: Michael O. Sanderson
Title Chief Executive Officer and Co-Chairman

INDEX TO EXHIBITS

Exhibit No.                                Description

(a)(1)(A)*                                Offer to Exchange

(a)(1)(B)*                                Form of Letter of Transmittal

(a)(1)(C)*                                Form of Notice of Withdrawal

(a)(5)(D)*                                Press Release, dated June 30, 2010

* Previously filed.